BC FORM 51-102F3

Material Change Report

Item 1.   Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

August 9, 2010

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

August 9, 2010

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on August 9, 2010.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company  announced  that  its  50%  interest  in  the  Silverknife  claims has  been  transferred  to  a  newly  created  subsidiary  company,  Minewest

Silver and Gold Inc.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe one or more significant facts otherwise required  to  be disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report,  or  an  officer  through  whom the  executive officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 13th day of     August    , 2010.

REG TECHNOLOGIES INC.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.regtech.com

N E W S  R E L E A S E

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. SPINS OFF 50% INTEREST IN

SILVERKNIFE CLAIMS TO ITS SUBSIDIARY

For Immediate Release: August 9, 2010.  Vancouver, BC - Reg Technologies Inc. (TSX)

Venture  Exchange:  RRE.V,  OTC  BB:  REGRF)  is  pleased  to  announce  that  its  50%  interest  in the  Silverknife  claims  has  been  transferred  to  a  newly  created  subsidiary  company,  Minewest

Silver and Gold Inc.

The  Reg  Technologies  Inc.  subsidiary  will  be  preparing  an  up-to-date  geological  report  on  the

Silverknife claims (36 claims located in the Tootsee River area, Liard Mining Division, BC).   The

Silverknife claims are silver, gold, lead, and zinc prospects.

Pursuant  to  an  agreement  with  Reg  Technologies  Inc.,  Minewest  Silver  and  Gold  Inc.  will

perform  a  work  program  consisting  of  $150,000  in  year  one;  and  $250,000  in  year  two.   Reg

Technologies   will   receive   up   to   8,000,000   shares   of   Minewest   Silver   and   Gold.     Reg

Technologies  plans  to  distribute  shares  of  Minewest  Silver  and  Gold  to  the  Reg  Technologies

shareholders  on  a  7  to  1  basis  as  of  record  date  August  27th,  2010.    Reg  Technologies  will

retain a 5% net profit return.

Negotiations  are  taking  place  to  acquire  the  additional  50%  interest  in  the  Silverknife  claims.

Minewest  Silver  and  Gold  plan  to  raise  $250,000,  of  which,  $150,000  to  be  flow  through  funds,

is  to  be  spent  on  exploration,  including  drilling  the  known  silver,  lead  and  zinc  targets,  which were identified in a 3,000 ft drilling program completed in 1985.

ABOUT THE SILVERKNIFE CLAIMS

Reg  Technologies  Inc.  has  earned  a  50%  interest  in  the  Silverknife  claims  by  expending

$150,000   in   1985,   pursuant   to   a   joint   venture   agreement   dated   January  18,   1983.     The

Silverknife  claims  are  a  two  claim  (36  Units)  property  that  is  situated  adjacent  to  the  Midway

property  in  north-central  British  Columbia.   Road  access  exists  to  the  property  and  exploration

without extensive snow-cover is possible from June to early October.

Pursuant to Dr. Peter Christopher’s Geological report on the Silverknife Claims dated December

22,  1983,  the  property  should  contain  a  favourable  Sylvester-McDame  contact  that  has  been successfully  explored  on  the  Midway  property,  and  an  extension  of  the  fault  zone  that  controls mineralization on the Silvertip property.

REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an  improved axial  vane  type  rotary  engine  known  as  the  Rand  Cam  TM/RadMaxTM  rotary  technology  used  in the  revolutionary  design  of  lightweight  and  high  efficiency  engines,  compressors  and  pumps.

The  RadMaxTM  engines  has  only  two  unique  moving  parts,  the  vanes  (up  to  12)  and  the  rotor,

compared to the 40 moving parts in a simple four-cylinder piston engine.  This innovative design makes  it  possible  to  produce  up  to  24  continuous  power  impulses  per  one  rotation  that  is

vibration-free   and   extremely  quiet.     The   RadMaxTM   engine   also   has   multi-fuel   capabilities

allowing  it  to  operate  on  fuels  including  gasoline,  natural  gas,  hydrogen,  propane  and  diesel.

REG  U.S.,  Inc.  and  its  parent  company,  Reg  Technologies  Inc.,  are  currently  designing  and testing  prototype  RadMaxTM  diesel  engines,  compressors  and  pumps  intended  for  aviation,

automotive,  industrial  processes,  and  military  applications.   For  more  information,  please  visit

www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

“John Robertson”

John Robertson,

President

Contacts:

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the  “Companies’”)  which  are  not historical  facts  are  "forward-looking  statements"  that  involve  risks  and  uncertainties,  including  management's  assessment  of  future  plans  and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements  will  prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by the  forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,  including,  but  not limited  to:  the  impact  of  competitive  products  and  pricing,  the  Companies'  dependence  on  third  parties  and  licensing/service  supply  agreements,  and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements;  changes  in  laws,  rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,   delays

resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,    increased  competition,  the  lack  of  availability  of  qualified personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced transactions.  The  Companies’  actual  results,  performance  or  achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these forward-looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and  analysis  and  material change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  its  Form  20-F  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form  10-KSB  annual  report  filed  with  the  United  States  Securities  and  Exchange

Commission  at  www.sec.gov.    Accordingly,  no  assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether  written  or  oral,

attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these  cautionary  statements.  Furthermore,  the forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any obligation  to  update  publicly  or  to  revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.